KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING APRIL 30, 2002


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       ($134,604.83)
Change in Unrealized Gain/(Loss)                                      $8,907.25
Gain/(Loss) on Other Investments                                     ($1,958.56)
Brokerage Commission                                               ($140,645.49)
                                                                 --------------
Total Trading Income                                               ($268,301.63)

EXPENSES
Audit Fees                                                                $0.00
Administrative and Legal Fees                                         $7,557.98
Management Fees                                                           $0.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                                 --------------
Total Expenses                                                        $7,557.98

INTEREST INCOME                                                      $15,216.89

NET INCOME (LOSS) FROM THE PERIOD                                  ($260,642.72)
                                                                 ==============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                                               $15,343,142.58
Addition                                                            $218,401.46
Withdrawal                                                         ($124,261.40)
Net Income/(Loss)                                                  ($260,642.72)
                                                                 --------------
Month End                                                        $15,176,639.92

Month End NAV Per Unit                                                   $89.61

Monthly Rate of Return                                                    -1.70%
Year to Date Rate of Return                                               -7.12%


       To the best of our knowledge and belief, the information above is accurate and complete:

 /s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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April 2002
                                                    ----------------------------
                                                    KENMAR
SUMMARY                                             ----------------------------
                                                    GLOBAL
                                                    ----------------------------
                                                    TRUST
                                                    ----------------------------

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Kenmar Global Trust (KGT) ended April down -1.70%, net of fees and expenses, as profits realized in the currencies, grains and meats were offset by accumulated losses in the remaining sectors of the portfolio. The Net Asset Value per unit of KGT was $89.61 as of April 30, 2002.
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Allocation of Assets to Advisors

                              Apr 1 2002       May 1 2002
                              ----------       ----------
Beacon                            6%               3%
C~View                           25%               8%
Graham                            0%              27%
Grinham                          27%              26%
Transtrend                       26%              26%
Winton                           16%              10%
--------------------------------------------------------------------------------

US equity markets ended the month lower on disappointing corporate earning reports, continued accounting concerns, the turmoil in the Middle East and renewed risk that the Fed will raise interest rates later in the year. Mid-month, Federal Reserve Chairman Alan Greenspan did little to lift investor sentiment when he announced that the US economy faces an uncertain outlook. Overall, the Dow Jones Industrial Index sank 4.4%, the Nasdaq Composite slid 8.4% and the S&P 500 Index gave back 6.1% for April. European bourses were down for the month with telecoms and techs leading the decliners; Wall Street added to the downward momentum. Alternatively, the Nikkei 225 was up modestly as the Japanese economy showed signs of strengthening; Japan's trade surplus climbed 39% in March. In response, Japan's Central Bank upgraded its economic forecast for the first time in five quarters and left its super-loose monetary policy unchanged.

US government bond prices rose over the month as expectations for a near-term interest rate hike waned amid a cautious economic outlook and ongoing tensions in the Middle East. The equity market was the main driver of the government bond market with Treasury prices rising as stocks sank on corporate earnings and accounting worries. Similarly, Eurozone bond prices rose in line with their US counterparts. Japanese Government Bonds traded in a narrow range for most of the month; surging at month-end to reach a four-month high on short covering.

For most of the month the US dollar was under pressure in April, falling close to its lowest levels of the year against European currencies; six-month low against the Swiss franc, five-month low against sterling and three-month low against the euro. A combination of fears over the health of the US economy, and poor corporate earnings reports led to heavy selling of the greenback. Despite the government's clear signal that they oppose any further gain in the currency, the Japanese yen was carried higher as concerns over instability in the Middle East continued to weigh on the dollar -- the yen appeared to be taking over from the franc as the safe haven currency of choice during the latest period of uncertainty. The Australian and New Zealand dollars hovered around 14-month highs against their US counterpart; higher interest rates continue to extend a yield advantage over the US. The euro weathered a barrage of bad news and rose to end the month at a new high. Similarly, the Swiss franc, British pound, Norwegian krone and Swedish krona ended the month higher.

Turmoil in the Middle East contributed to volatile price action in the energy complex. Early in the month, fears that rising violence in the oil rich region may squeeze oil supplies pushed up the price of crude to a six-month high of over $28 a barrel--prices not seen since September 2001. At mid-month, prices fell sharply as many Gulf States reassured the market there would be no supply disruptions. By month-end, prices had recouped much of that lost ground and rose on continued tension in the Middle East and political upheaval in Venezuela. Gold held above $300 ounce for most of the month and hit two-year highs, drawing strength from a weak US dollar. In the grains, prices of soybeans and its products were marked by high levels of volatility as the economic crisis in Argentina--the world's third largest producer of soybeans and largest exporter of soybean meal--roiled the market; corn and wheat prices trended lower. Coffee prices hit a three-week low at the end of the month on selling from origin countries.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

 /s/ ESTHER ECKERLING GOODMAN
-----------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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